UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): December 27, 2019

BRIX REIT, INC.
(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(855) 742-4862
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.1. Other Events

Shareholder Distributions

On December 26, 2019, the board of directors of BRIX REIT, Inc. (the “Company”) declared distributions based on daily record dates for the period January 1, 2020 through January 31, 2020 at a rate of $0.00081967 per share per day on the outstanding shares of the Company’s common stock, which the Company will pay on February 25, 2020. The daily dividend rate of $0.00081967 per share of common stock per day reflects an annualized distribution of $0.30 per share, which is consistent with distributions paid during 2018 and 2019.

Reinstatement of Distribution Reinvestment Plan and Share Repurchase Program

As previously reported in a Current Report on Form 1-U filed with the SEC on September 20, 2019, the board of directors of the Company temporarily suspended the Company’s distribution reinvestment plan (the “DRP”) and its share repurchase program (“SRP”) for the Company’s common stock. On December 26, 2019, the board of directors of the Company approved reinstatement of the DRP and SRP. Redemption requests submitted on or after January 2, 2020 will be honored in accordance with the terms of the SRP, and commencing December 26, 2019, participants in the DRP will have their distributions reinvested in accordance with the terms of the DRP.

Safe Harbor Statement

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company can give no assurance that its expectations will be attained. The amount of future distributions, and the declaration and payment thereof, will be determined by the Company’s board of directors based on the Company’s financial condition and such other factors as the board of directors deems relevant. The Company’s operating performance and the timing and amount of future distributions are subject to various risks and uncertainties. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the risk that the Company’s internalization of management will be less advantageous than the Company’s contract with and performance by the former Advisor and Sponsor; risks related to disruption of management’s attention from the ongoing business operations due to a pending decision with regard to the potential hiring of a new advisor; and other factors, including those set forth in the section entitled “Risk Factors” in the Company’s Offering Statement on Form 1-A (which includes its Offering Circular) filed with the Securities and Exchange Commission (“SEC”) on December 20, 2019, as such factors may be updated from time to time in the Company’s periodic filings and Offering Circular supplements filed with the SEC, its most recent Annual Report on Form 1-K for the year ended December 31, 2018, as updated by its Semiannual Report on Form 1-SA for the period ended June 30, 2019 which was filed with the SEC on September 27, 2019, all of which are accessible on the SEC’s website at www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ WILLIAM R. BROMS
William R. Broms
Chief Executive Officer

Date: December 27, 2019